Exhibit 99.8

Disclosure of Transactions in Own Shares

Paris, July 19, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from July 12, 2018 to July 16, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
12.07.2018	25,000	53.0448	1,326,120	XPAR
12.07.2018				CHIX
12.07.2018				TRQX
12.07.2018				BATE
13.07.2018	22,500	53.2981	1,199,207	XPAR
13.07.2018				CHIX
13.07.2018				TRQX
13.07.2018				BATE
16.07.2018	22,500	53.0195	1,192,939	XPAR
16.07.2018				CHIX
16.07.2018				TRQX
16.07.2018				BATE
Total	70,000	53.1181	3,718,266

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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